UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No.1)*
                             (FINAL AMENDMENT)

                           THE PRESLEY COMPANIES
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                              (Name of Issuer)

 Common Stock, par value $.01 per share, consisting of Series A and Series B
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                       (Title of Class of Securities)

                                741030-10-0
                          -----------------------
                               (CUSIP Number)

                            Gail Weinstein, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8033
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               June 19, 1997
                             February 26, 1998
                   --------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  741030-10-0            13D

1   NAME OF REPORTING PERSONS

          Whippoorwill Associates Inc.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS(See Instructions)

          WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            2,367,836

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                10  SHARED DISPOSITIVE POWER

                         2,367,836

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,367,836

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [ ]
    SHARES(See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14  TYPE OF REPORTING PERSON(See Instructions)

          IA, CO

CUSIP No.  741030-10-0            13D

1   NAME OF REPORTING PERSONS

          Whippoorwill/Presley Obligations Trust - 1994

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          13-2780552*

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS(See Instructions)

          WC

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              -0-

                10  SHARED DISPOSITIVE POWER

                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         [ ]
    SHARES(See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14  TYPE OF REPORTING PERSON(See Instructions)

          OO(Trust)

*    IRS Id. No. of Trustee (Continental Stock Transfer & Trust Company)

                                SCHEDULE 13D


          The Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of The Presley Companies, a Delaware corporation (the "Issuer"), filed jointly on May 31, 1994 (with all exhibits attached thereto, the "Original Schedule 13D") by Whippoorwill Associates, Inc. ("Whippoorwill") and Whippoorwill/Presley Obligations Trust - 1994 (the "Trust"), is hereby amended as follows:

          Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original
Schedule 13D.

Item 1.   Security and Issuer.
------    -------------------

          Unchanged.

Item 2.   Identity and Background.
------    -----------------------

          Item 2 is hereby amended and supplemented by the following:

          On or about June 19, 1997, the Trust distributed all shares of Common Stock owned by it to the Holders.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction.
------    ----------------------

          The second, third, fourth and sixth paragraphs of Item 4 are amended and supplemented by the following:

          On June 30, 1994, the Issuer completed the proposed senior note offering and in connection therewith, each of the Debt Holders (including the Trust) reduced its ownership in the Issuer to such amount that, when the interests of all the Debt Holders are aggregated, they do not own more than 65% of the total outstanding Common Stock. As a result, the number of shares of Series B Common Stock owned by the Trust was reduced from 3,364,461 to 2,677,836.

          Pursuant to instructions issued by Whippoorwill to the Issuer on June 19, 1997, each share of Series B Common Stock owned by the Trust was converted into one share of Series A Common Stock. On or about the same date, all Common Stock owned by the Trust was distributed to the Holders. Pursuant to the terms of the Series A Common Stock, the holders thereof, voting separately as a class, have the right to elect six of the members of the Board of Directors of the Issuer.

          The Shareholder's Agreement, which restricted the ability of the Debt Holders (including the Trust) to transfer shares of Common Stock, terminated on May 20, 1997.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          Item 5 is amended to read in its entirety as follows:

          (a) As of the date hereof, the Holders, in the aggregate, own 2,367,836 shares of Series A Common Stock, which represents approximately 4.5% of the total Common Stock outstanding (based on there being 52,195,678 shares of Common Stock outstanding, as set forth in the Issuer's Form 10-Q for the quarter ended June 30, 1998). Whippoorwill and its principals may be deemed to own beneficially the shares of Common Stock owned by the Holders by virtue of Whippoorwill's acting as agent for, and having discretionary authority with respect to the investments of, the Holders. Whippoorwill and its principals disclaim any such beneficial ownership. As of the date hereof the Trust beneficially owns no shares of Common Stock.

          (b) Whippoorwill has shared power to vote and dispose of the 2,367,836 shares of Series A Common Stock owned by the Holders because Whippoorwill has discretionary authority with respect to the investments of, and acts as agent for, the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 of the Original
Schedule 13D.

          (c) There have been no reportable transactions with respect to the Common Stock within the last sixty days by any person named in Item 2 of the Original Schedule 13D. Between February 17, 1998 and March 13, 1998, Whippoorwill, on behalf of the Holders, sold an aggregate of 310,000 shares of Common Stock, as set forth in the table below. All transactions described below were effected on the New York Stock Exchange.

Sale Date                Number of shares of      Price per share
---------                Common Stock sold        ---------------
                         -------------------

February 17, 1998               9,700                  $ .75
February 18, 1998                 200                  $ .75
February 19, 1998               2,000                  $ .75
February 20, 1998              20,400                  $ .75
February 23, 1998               4,000                  $ .75
February 24, 1998               2,100                  $ .75
February 25, 1998              19,600                  $ .75
February 26, 1998              12,200                  $ .75



          Between February 26 1998, and March 13, 1998, Whippoorwill, on behalf of the Holders, sold an additional 239,800 shares of Common Stock.

          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No Holder beneficially owns more than 5% of the Common Stock.

          (e) On or about June 19, 1997 the Trust ceased to be the beneficial owner of more than five percent (5%) of the Common Stock. On February 26, 1998 Whippoorwill ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

Item 6.   Contracts Arrangements etc.
------    --------------------------

          Unchanged.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          Unchanged.

                                 SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 1998

                                   WHIPPOORWILL/PRESLEY OBLIGATIONS
                                   TRUST - 1994

                                    By:  Continental Stock Transfer and
                                         Trust Company, as Trustee

                                    By:  /s/ Michael J. Nelson
                                         ---------------------------------
                                         Name:   Michael Nelson
                                         Title:  President


                                   WHIPPOORWILL ASSOCIATES, INC.

                                    By:  /s/ Pamela Lawrence
                                         ---------------------------------
                                         Name:  Pamela Lawrence
                                         Title:  Vice President